UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 2

PERSEON CORPORATION
(Name of Subject Company)

PERSEON CORPORATION
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
Warrants to purchase common stock
(Title of Class of Securities)
715270 203
715270 112
(CUSIP Number of Class of Securities)
Clinton E. Carnell Jr.
President
Perseon Corporation
460 West 50 North
Salt Lake City, UT 84101
(801) 972-5555
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Nolan S. Taylor
David Marx
Dorsey & Whitney LLP
136 South Main Street, Suite 1000
Salt Lake City, Utah 84101-1685
(801) 933-7363

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 ("Amendment No. 2") amends and supplements Items 2 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Perseon Corporation (the "Company") with the Securities and Exchange Commission on November 5, 2015 (as amended and supplemented from time to time, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer (the "Offer") by Galil Merger Sub, Inc. ("Merger Sub"), a subsidiary of Galil Medical Inc. ("Galil"), and Galil is a direct wholly owned subsidiary of Galil Medical Ltd. ("Israeli Parent" and, together with Merger Sub and Galil, the "Offeror Group"), to purchase all of the Company's outstanding common stock, par value $0.001 per share (the "Shares") for $1.00 per Share, and all of the warrants to purchase Shares (the "Public Warrants"), which Public Warrants were issued pursuant to the prospectus dated July 29, 2015 and are publicly traded on The Nasdaq Capital Market under the symbol "PRSNW" for $0.02 per Public Warrant, upon the terms and subject to the conditions set forth in the Offer to Purchase by the Offeror Group dated November 5, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.                           Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented to amend the expiration date of the Offer by amending  and restating the fifth paragraph under the subheading "Tender Offer" with the following: "   Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on November 5, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 p.m., New York City time, at the end of the day on December 21, 2015, which is more than 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

Item 9.                           Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(B) the following Exhibits:

(a)(5)(C)	Press Release dated December 2, 2015. Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed December 2, 2015.
(a)(5)(D)	Transcript of Conference Call Held December 2, 2015. Incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed December 2, 2015.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 2, 2015

PERSEON CORPORATION

By:	/s/ Clinton E. Carnell Jr.
Name:	Clinton E. Carnell Jr.
Title:	President and Chief Executive Officer
Principal Executive Officer